Exhibit 1 Third Quarter 2021 Earnings Webcast October 27, 2021Exhibit 1 Third Quarter 2021 Earnings Webcast October 27, 2021

2 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations– includingVista’s anticipated performance and guidance for 2021 included in slide No. 11 of this presentation– are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.2 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations– includingVista’s anticipated performance and guidance for 2021 included in slide No. 11 of this presentation– are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.

3

Q3 2021 highlights

Continued growth in a positive free cash flow quarter

40.3 Mboe/d +59% y-o-y Production (1)	**31.0** Mbbl/d +77% y-o-y Oil Production	**175** $MM +150% y-o-y Revenue	**7.3** $/boe (26)% y-o-y Lifting Cost
102.9 $MM +325% y-o-y Adj. EBITDA (2)	**74.1** $MM +101% y-o-y CAPEX (3)	**266** $MM Cash at end of period	**337** $MM 1.1x Adj. EBITDA Net debt (4)



(1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations
(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(3) Property, plant and equipment additions
(4) Net Debt: Current borrowings (160 $MM) + Non-current borrowings (443 $MM) – Cash and cash equivalents (266 $MM) = 337 $MM

VISTA OIL&GAS

4

Production

Production growth driven by solid Bajada del Palo Oeste performance


TOTAL PRODUCTION (1)
Mboe/d
+59%
1%
25.4
39.9
40.3
Q3-20
Q2-21
Q3-21
OIL PRODUCTION
Mbbl/d
+77%
(2)%
17.5
31.5
31.0
Q3-20
Q2-21
Q3-21
NATURAL GAS PRODUCTION
MMm3/d
+21%
+11%
1.16
1.26
1.40
Q3-20
Q2-21
Q3-21

- Total production increased y-o-y, driven by three Vaca Muerta pads tied-in during the first semester
- Tied-in pad #9 in late September, which leaves us on track to deliver on 2021 guidance [2]
- Oil production growth y-o-y driven by Bajada del Palo Oeste oil content (~90%)
- Gas well drilled in Entre Lomas, capturing higher realization prices with small capex (~2 $MM) and delivering on Plan Gas volumes with solid returns

(1) LPG production in Q3 2021 totaled 519 boe/d, compared to 419 boe/d in Q2 2021 and 587 boe/d in Q3 2020
(2) Landed two wells in La Cocina and two wells in Orgánico. Average lateral length of 3,078 mts and 60.5 average stages per well

VISTA OIL & GAS

5

Revenues and pricing

Strong y-o-y revenue growth driven by an increase in production and higher realized prices


REVENUES
$MM
+150%
+6%
69.9
165.3
175.0
Q3-20
Q2-21
Q3-21

- Strong increase y-o-y, driven by 77% boost in oil production and 46% improvement in oil realization prices


AVERAGE CRUDE OIL PRICE
$/Bbl
+46%
+4%
39.1
54.9
57.0
Q3-20
Q2-21
Q3-21

- 18% of crude oil sales volumes were to export markets
- Already locked-in 100% of Q4-21 sales


AVERAGE NATURAL GAS PRICE
$/MMBtu
+89%
+19%
2.2
3.5
4.1
Q3-20
Q2-21
Q3-21

- Gas prices boosted by Plan Gas winter price (4.1 $/MMbtu) and higher prices to industrial customers (4.3 $/MMbtu)

VISTA OIL&GAS

6 Lifting Cost Maintained flat lifting cost per boe q-o-q with stable production (1) LIFTING COST LIFTING COST PER BOE $MM $/boe +18% (26)% 9.9 +3% 27.2 26.5 7.3 7.3 23.0 40.3 39.9 25.4 Q3-20 Q2-21 Q3-21 Q3-20 Q2-21 Q3-21 Lifting cost per boe Total production (Mboe/d) ▪ Lifting cost per boe down 26% y-o-y, as incremental production continues to absorb fixed cost base (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs 6 Lifting Cost Maintained flat lifting cost per boe q-o-q with stable production (1) LIFTING COST LIFTING COST PER BOE $MM $/boe +18% (26)% 9.9 +3% 27.2 26.5 7.3 7.3 23.0 40.3 39.9 25.4 Q3-20 Q2-21 Q3-21 Q3-20 Q2-21 Q3-21 Lifting cost per boe Total production (Mboe/d) ▪ Lifting cost per boe down 26% y-o-y, as incremental production continues to absorb fixed cost base (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

7

Adjusted EBITDA

Maintained strong netback

ADJ. EBITDA (1)


$MM
+325%
+1%
24.2
102.3
102.9
Q3-20
Q2-21
Q3-21

ADJ. EBITDA MARGIN


%
+24pp
(3)pp
35%
62%
59%
39.1
54.9
57.0
Q3-20
Q2-21
Q3-21
Adj. EBITDA margin
Realized crude oil price ($/bbl)

NETBACK (2)


$/boe
+167%
(1)%
10.4
28.2
27.8
29.9
45.5
47.2
Q3-20
Q2-21
Q3-21
Netback
Revenues per boe (3)

- Adj. EBITDA quadrupled y-o-y , driven by increase in revenues amid flat lifting costs

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(2) Netback = Adj. EBITDA divided by total production
(3) Revenues per boe = Total revenues divided by total production

VISTA OIL&GAS

8

Financial overview

Operating cash flow driving organic deleveraging

Q3 2021 CASH FLOW EVOLUTION (1)


$MM
236.7
110.0
(58.9)
(22.0)
265.7
Beginning of period cash position
Operating activities cash flow
Investing activities cash flow
Financing activities cash flow (2)
End of period cash position

- Positive free cash flow quarter, for a total of 51.0 $MM [3]
- Strong cash flow generated by operations, which increased ~6x y-o-y
- Cash flow used in investing activities was 79.3 $MM, with capex activity of 74.1 $MM, partially offset by the cash received from ConocoPhillips and Shell, for a net of 58.9 $MM.
- Cash flow used in financing activities was 22.0 $MM, mostly driven by interest payment of 25.5 $MM
- Average debt duration significantly improved from 1.4 years at the end of Q2-21 to 2.7 years at the end of Q3-21

Q3 2021 GROSS DEBT EVOLUTION


$MM
605.0
(96.7)
508.3
110.0
(15.4)
602.9
Debt at the end of Q2-21
Bank & bond repayments
Debt after repayments
Bond series XI & XII issuances
Other repayments
Debt at the end of Q3-21

NET LEVERAGE EVOLUTION


x Adj. EBITDA
3.5x
3.0x
1.7x
1.1x
Q4-20
Q1-21
Q2-21
Q3-21

(1) Cash is defined as Cash and cash equivalents
(2) For the purpose of this graph, cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for (23.5) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (2.7) $MM; and (iii) the variation in Government bonds for 4.1 $MM
(3) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

VISTA OIL & GAS

9

Business development

Acquisition of 50% working interest in Aguada Federal and Bandurria Norte from ConocoPhillips

DEAL BASICS

- Vista assumed the outstanding carry consideration of 77 $MM and made no upfront payment for 50% non-operating working interest in Aguada Federal and Bandurria Norte
- Purchased entity had 6.2 $MM in consolidated cash
- Wintershall holds 50% working interest in both blocks and remains operator with a gross production of 0.8 Mboe/d in Q3-21 [(2)]
- Obtained a line of credit of 25 $MM unsecured loan for 24 months, at LIBOR +2%, amortized in 5 years bullet

STRATEGIC RATIONALE

- Purchase of core Vaca Muerta acreage at ~2,800 $/acre, with no upfront payment [(1)]
- Expand our portfolio of development wells (~150 net new well locations)
- Contribute proven technical expertise and low-cost track record to the development of purchased assets

IMPACT ON VISTA PORTFOLIO

- Acquired 25,231 net acres, increasing our total acreage in Vaca Muerta to 157,853 acres
- Added ~150 net new well locations to its Vaca Muerta portfolio, for a total of up to 700 identified new well locations


NEUQUÉN
RÍO NEGRO
Águila Mora
21.1k net acres
Bandurria Norte
13.2k net acres
Aguada Federal
12.0k net acres
Bajada del Palo Oeste
62.6k acres
Bajada del Palo Este
48.9k acres
Concessions with shale oil acres
Concessions with conventional production and shale oil acres
Assets acquired in the transaction
Conventional concessions

(1) Bandurria Norte has 26.4k gross acres and Aguada Federal has 24.1k gross acres. Vista acquired 50% working interest in both blocks, equivalent to 13.2k acres and 12.0k acres, for 71 $MM total net consideration, implying ~2,800 $/acre
(2) Production from new blocks not consolidated in Q3-21

VISTA OIL & GAS

10

ESG progress

Reducing our carbon footprint

Reinforcing our 2021 GHG emissions commitments [1]

1. Currently executing 3 projects to reduce venting, forecasted to:
   - Reduce 100,000 tons of CO2e p.a. run rate, which offsets 100% emissions driven by production growth included in the 2021 annual work program
   - Reduce emissions intensity to ~29 kg CO2e per boe in 2021, a ~30% reduction y-o-y

2. Identified material projects & opportunities, and associated timelines, to complete our decarbonization plan
   - Developing carbon abatement cost curve to finalize multi-year action plan to reduce GHG and set corporate reduction goals

Forcasted GHG emissions intensity [1]

Kg CO2e/boe


~ (30)%
39.4
~ 29
2020
2021

(1) See "About projections and forward-looking statements"








VISTA

11

Updating 2021 guidance (1)

Improving 2021 guidance on the back of strong execution and higher realization prices

SHALE OIL WELLS

20 wells tied-in ✓

- 16 wells already tied-in
- Drilled fifth 4-well pad of the year (completion & tie-in expected by Dec-21)
- Accelerating 2022 plan, leading to 4 drilled and uncompleted wells by year-end

PRODUCTION

38.0 - 39.0 Mboe/d ✓

- YTD total production is 38.1 Mboe/d
- On track to deliver 38-39 Mboe/d on average

LIFTING COST

~7.5 $/boe ✓

- YTD lifting cost is 7.4$/boe
- Main driver going forward continues to be dilution of fixed costs through incremental volumes

ADJ. EBITDA (2)



$MM
325
370
Previous Guidance
Updated

- Revised production forecast and higher oil & gas realization prices lead to updated Adj. EBITDA guidance
- YTD Adj. EBITDA is 264 $MM

CAPEX



$MM
310
330
Previous Guidance
Updated

- Additional D&C activity in Bajada del Palo Oeste
- YTD CAPEX is 227 $MM

DEBT



x Adj. EBITDA
~ 1.1
~ 1.0
~500
~600
Previous Guidance
Updated
Net Debt
Gross Debt ($MM) (3)

- Reflects successful 10-year tenor bond issuance in Q3-21 at attractive terms and enabling pre-refinancing of 2022 maturities

(1) See "About projections and forward-looking statements"
(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(3) Excludes accrued interest

VISTA OIL&GAS

12 Closing remarks12 Closing remarks

th SAVE 9 DECEMBER 2021 9 AM EST THE Investor Day Strategic Update Event hosted by Miguel Galuccio, Chairman and DATE CEO, and other members of the Executive Teamth SAVE 9 DECEMBER 2021 9 AM EST THE Investor Day Strategic Update Event hosted by Miguel Galuccio, Chairman and DATE CEO, and other members of the Executive Team